UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

BTHC X, INC. (Name of Issuer)

Common Stock (Title of Class of Securities)

11777R 207 (CUSIP Number)

Michael Rabinowitz Clifford A. Teller Lawrence C. Glassberg Christopher J. Fiore Edward Rose c/o Maxim Group LLC 405 Lexington Ave New York, NY 10174

With a copy to:

Barry I. Grossman, Esq. Ellenoff Grossman & Schole, LLP 150 East 42nd Street, 11th Floor New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2009 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11777R 207

1.	Name of Reporting Person: Michael Rabinowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) •

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 354,046

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 354,046

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) •

13.	Percent of Class Represented by Amount in Row (11) 6.06%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 11777R 207

1.	Name of Reporting Person: Clifford A Teller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) •

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 354,046

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 354,046

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) •

13.	Percent of Class Represented by Amount in Row (11) 6.06%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 11777R 207

1.	Name of Reporting Person: Lawrence C. Glassberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) •

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 354,046

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 354,046

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) •

13.	Percent of Class Represented by Amount in Row (11) 6.06%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 11777R 207

1.	Name of Reporting Person: Christopher J. Fiore

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) •

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 354,046

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 354,046

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) •

13.	Percent of Class Represented by Amount in Row (11) 6.06%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 11777R 207

1.	Name of Reporting Person: Edward Rose

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) •

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 354,046

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 354,046

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) •

13.	Percent of Class Represented by Amount in Row (11) 6.06%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

     This Schedule 13D relates to shares of common stock, $0.001 par value (the “Common Stock”) of BTHC X, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2 Argyrokastrou Street, Voula 16673, Athens Greece.

Item 2.    Identity and Background

The names of the persons filing this statement (the “Reporting Persons”) are Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore, Edward Rose, each a citizen of the United States.

The Reporting Persons are engaged in the investment and trading of a variety of securities and financial instruments, both on their own behalf and on behalf of Maxim Group LLC as owners and employees.

The address of the principal business and principal office of each of the Reporting Persons is c/o Maxim Group LLC, 405 Lexington Ave, New York, NY 10174.

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

As of November 9, 2009, the Reporting Persons acquired the Common Stock as part of a Stock Purchase Agreement with Magellan Alpha Investments, Corp.

     The funds used in the purchase of the Common Stock came from the Reporting Persons personal funds.

Item 4.    Purpose of Transaction

The purpose of the transaction is as an investment in the Issuer. The Reporting Persons have no present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than matters described in a Shareholders’ Agreement among the Reporting Persons and Magellan Alpha Investments, Corp. and attached as an exhibit hereto.

However, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.    Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Other than as described herein no transactions were made in the Common Stock by the Reporting Persons during the last 60 days.

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Shareholders’ Agreement with Magellan Alpha Investments, Corp. with respect to their holdings of the Issuer’s Common Stock which contains certain agreements relating to the Issuer’s governance and the voting of the Issuer’s securities, which is attached hereto as an exhibit.

Item 7.    Material to Be Filed as Exhibits

1.     Joint Filing Agreement dated November 18, 2009 , by and among Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore and Edward Rose.

2.     Stock Purchase Agreement dated as of October 28, 2009 by and among Magellan Alpha Investments, Corp., Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore, Edward Rose, James Siegel, and Timothy G. Murphy.

3.     Shareholders’ Agreement dated as of November 9, 2009, by and among Magellan Alpha Investments, Corp., Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore, Edward Rose, James Siegel and Timothy G. Murphy .

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	November 18, 2009
/s/ Michael Rabinowitz
Michael Rabinowitz

DATE:	November 18, 2009
/s/ Clifford A. Teller
Clifford A. Teller

DATE:	November 18, 2009
/s/ Lawrence C. Glassberg
Lawrence C. Glassberg

DATE:	November 18, 2009
/s/Christopher J. Fiore
Christopher J. Fiore

DATE:	November 18, 2009
/s/ Edward Rose
Edward Rose

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT, dated as of November 18, 2009, is between Michael Rabinowitz, Clifford A. Teller, Lawrence C. Glassberg, Christopher J. Fiore and Edward Rose (collectively, the "Joint Filers").

WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree as follows:

1. The Schedule 13D with respect to the shares of BTHC X, Inc. (the "Company") (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2. Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

3. Each of the Joint Filers is responsible for the timely filing of this Schedule 13D and any future amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

4. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

DATE:	November 18, 2009
/s/ Michael Rabinowitz
Michael Rabinowitz

DATE:	November 18, 2009
/s/ Clifford A. Teller
Clifford A. Teller

DATE:	November 18, 2009
/s/ Lawrence C. Glassberg
Lawrence C. Glassberg

DATE:	November 18, 2009
/s/Christopher J. Fiore
Christopher J. Fiore

DATE:	November 18, 2009
/s/ Edward Rose
Edward Rose